SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

TPG, INC.

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

872657101

(CUSIP Number)

January 18, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 872657101	Page 2 of 9

1	Name of Reporting Person Temasek Holdings (Private) Limited
2	Check the Appropriate Box If a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Republic of Singapore

Number of Shares Beneficially Owned By Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 4,250,000 shares of Class A common stock
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 4,250,000 shares of Class A common stock

9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,250,000 shares of Class A common stock
10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented By Amount in Row (9) 6.16%*
12	Type of Reporting Person HC

*	Based on 69,036,254 shares of Class A common stock stated to be outstanding immediately after the initial public offering of shares of Class A common stock of the Issuer (assuming no exercise by the underwriters of their option to purchase additional shares) in the Issuer’s prospectus filed pursuant to Rule 424(b)(4) with the Securities and Exchange Commission on January 14, 2022.

SCHEDULE 13G

CUSIP No. 872657101	Page 3 of 9

1	Name of Reporting Person Fullerton Management Pte Ltd
2	Check the Appropriate Box If a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Republic of Singapore

Number of Shares Beneficially Owned By Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 4,250,000 shares of Class A common stock
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 4,250,000 shares of Class A common stock

9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,250,000 shares of Class A common stock
10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented By Amount in Row (9) 6.16%*
12	Type of Reporting Person HC

*	Based on 69,036,254 shares of Class A common stock stated to be outstanding immediately after the initial public offering of shares of Class A common stock of the Issuer (assuming no exercise by the underwriters of their option to purchase additional shares) in the Issuer’s prospectus filed pursuant to Rule 424(b)(4) with the Securities and Exchange Commission on January 14, 2022.

SCHEDULE 13G

CUSIP No. 872657101	Page 4 of 9

1	Name of Reporting Person Temasek Life Sciences Private Limited
2	Check the Appropriate Box If a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Republic of Singapore

Number of Shares Beneficially Owned By Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 4,250,000 shares of Class A common stock
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 4,250,000 shares of Class A common stock

9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,250,000 shares of Class A common stock
10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented By Amount in Row (9) 6.16%*
12	Type of Reporting Person HC

*	Based on 69,036,254 shares of Class A common stock stated to be outstanding immediately after the initial public offering of shares of Class A common stock of the Issuer (assuming no exercise by the underwriters of their option to purchase additional shares) in the Issuer’s prospectus filed pursuant to Rule 424(b)(4) with the Securities and Exchange Commission on January 14, 2022.

SCHEDULE 13G

CUSIP No. 872657101	Page 5 of 9

1	Name of Reporting Person V-Sciences Investments Pte Ltd
2	Check the Appropriate Box If a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Republic of Singapore

Number of Shares Beneficially Owned By Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 4,250,000 shares of Class A common stock
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 4,250,000 shares of Class A common stock

9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,250,000 shares of Class A common stock
10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented By Amount in Row (9) 6.16%*
12	Type of Reporting Person (SEE INSTRUCTIONS) CO

*	Based on 69,036,254 shares of Class A common stock stated to be outstanding immediately after the initial public offering of shares of Class A common stock of the Issuer (assuming no exercise by the underwriters of their option to purchase additional shares) in the Issuer’s prospectus filed pursuant to Rule 424(b)(4) with the Securities and Exchange Commission on January 14, 2022.

SCHEDULE 13G

CUSIP No. 872657101	Page 6 of 9

Item 1(a).	Name of Issuer

TPG, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices

300 Commerce Street, Suite 3300, Fort Worth, TX 76102

Item 2(a).	Name of Person Filing

This Schedule 13G is being jointly filed by the following reporting persons (each a “Reporting Person” and collectively, the “Reporting Persons”):

(i)	Temasek Holdings (Private) Limited (“Temasek”);

(ii)	Fullerton Management Pte Ltd (“FMPL”);

(iii)	Temasek Life Sciences Private Limited (“TLS”); and

(iv)	V-Sciences Investments Pte Ltd (“V-Sciences”)

Item 2(b).	Address of Principal Business Office or, if None, Residence

The address of the principal business office of each Reporting Person is 60B Orchard Road, #06-18 Tower 2, The Atrium@Orchard, Singapore 238891.

Item 2(c).	Citizenship

The citizenship of all Reporting Persons is the Republic of Singapore.

Item 2(d).	Title of Class of Securities

Class A common stock, par value $0.001 per share.

Item 2(e).	CUSIP Number

872657101

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

(a)	Amount beneficially owned:

V-Sciences directly owns 4,250,000 shares of the Issuer’s Class A common stock. V-Sciences is a wholly owned subsidiary of TLS, which is a wholly owned subsidiary of FMPL, which is a wholly owned subsidiary of Temasek. Each of TLS, FMPL and Temasek, through the ownership described herein, may be deemed to beneficially own the shares held by V-Sciences.

SCHEDULE 13G

CUSIP No. 872657101	Page 7 of 9

(b)	Percent of class:

6.16%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

0

(ii)	Shares power to vote or to direct the vote

4,250,000

(iii)	Sole power to dispose or to direct the disposition of

0

(iv)	Shared power to dispose or to direct the disposition of

4,250,000

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications.

By signing below, each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SCHEDULE 13G

CUSIP No. 872657101	Page 8 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 26, 2022

Temasek Holdings (Private) Limited
By:	/s/ Jason Norman Lee
Title: Authorised Signatory

Fullerton Management Pte Ltd
By:	/s/ Gregory Tan
Title: Director

Temasek Life Sciences Private Limited
By:	/s/ Lim Siew Lee Sherlyn
Title: Director

V-Sciences Investments Pte Ltd
By:	/s/ Zahedah Abdul Rashid
Title: Director

SCHEDULE 13G

CUSIP No. 872657101	Page 9 of 9

EXHIBIT INDEX

Exhibit Number	Description

99.1	Joint Filing Agreement by Temasek Holdings (Private) Limited, Fullerton Management Pte Ltd, Temasek Life Sciences Private Limited, and V-Sciences Investments Pte Ltd, dated as of January 26, 2022.